Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

May 5, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 5, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Cartesian Growth Corporation II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one class A ordinary share and one-third of one warrant
Class A ordinary shares, par value $0.0001 per share
Warrants, each whole warrant exercisable for one class A ordinary
share at
an exercise price of $11.50

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi